UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Norwegian Cruise Line Holdings Ltd.

File No. 333-175579 - CF#29130

Norwegian Cruise Line Holdings Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 15, 2011, as amended.

Based on representations by Norwegian Cruise Line Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 1, 2017
Exhibit 10.3	through June 6, 2017
Exhibit 10.4	through March 14, 2013
Exhibit 10.5	through March 31, 2015
Exhibit 10.6	through February 26, 2016
Exhibit 10.8	through February 28, 2017
Exhibit 10.13	through August 4, 2017
Exhibit 10.15	through August 4, 2017
Exhibit 10.16	through March 14, 2013
Exhibit 10.17	through March 31, 2015
Exhibit 10.18	through February 26, 2016
Exhibit 10.20	through February 28, 2017
Exhibit 10.21	through April 19, 2018
Exhibit 10.23	through April 19, 2018
Exhibit 10.24	through March 14, 2013
Exhibit 10.25	through March 14, 2013
Exhibit 10.26	through March 31, 2015
Exhibit 10.28	through February 26, 2016
Exhibit 10.30	through February 28, 2017
Exhibit 10.32	through October 1, 2019
Exhibit 10.33	through March 14, 2013
Exhibit 10.34	through March 31, 2015

Exhibit 10.35	through February 26, 2016
Exhibit 10.36	through February 28, 2017
Exhibit 10.37	through March 5, 2017
Exhibit 10.38	through March 5, 2017
Exhibit 10.39	through March 14, 2013
Exhibit 10.40	through March 14, 2013
Exhibit 10.41	through March 1, 2022
Exhibit 10.42	through March 14, 2013
Exhibit 10.43	through April 7, 2014
Exhibit 10.44	through March 31, 2015
Exhibit 10.45	through February 26, 2016
Exhibit 10.46	through February 26, 2016
Exhibit 10.47	through February 28, 2017
Exhibit 10.48	through January 31, 2019
Exhibit 10.49	through January 31, 2019
Exhibit 10.51	through February 28, 2017
Exhibit 10.59	through March 31, 2015
Exhibit 10.60	through October 29, 2015
Exhibit 10.62	through October 22, 2013
Exhibit 10.63	through October 7, 2014
Exhibit 10.64	through April 19, 2016
Exhibit 10.65	through April 19, 2016
Exhibit 10.66	through April 19, 2016
Exhibit 10.67	through November 4, 2017
Exhibit 10.68	through November 4, 2017
Exhibit 10.69	through February 26, 2016
Exhibit 10.70	through February 28, 2017
Exhibit 10.71	through February 26, 2016
Exhibit 10.73	through February 28, 2017
Exhibit 10.74	through February 26, 2016
Exhibit 10.76	through February 28, 2017
Exhibit 10.77	through February 26, 2016
Exhibit 10.79	through February 28, 2017
Exhibit 10.80	through February 28, 2017
Exhibit 10.81	through February 28, 2017
Exhibit 10.90	through May 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel